Exhibit 99.1

HQ/CS/CL.24B/15056

18 March 2013

Sir,

Sub. : Change in the Company Directorate – Resignation of Mr. Arun Gandhi

Sir,

Pursuant to Clause 30 of the Listing Agreement, please be informed that Mr. Arun Gandhi has resigned as Director from the Board of the Company, effective from the end of business hours of 15 March 2013.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Satish Ranade

Company Secretary &

Chief Legal Officer

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400 098 India

Regd. Office : VSB, Mahatma Gandhi Road, Fort, Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6725 1962 website www.tatacommunications.com